Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, August 6, 2025.

To the Comisión Nacional de Valores (National Securities Commission)

Ref.: Relevant Information

To whom it may concern,
We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A., has notified the appointment of Mr. Diego Hernán Rivas as Chief Executive Officer (CEO), replacing Mr. Fabián Enrique Kon, effective as of September 1, 2025, subject to the authorization of the Argentine Central Bank.
Additionally, we inform you that Mr. Kon will continue serving as CEO of Grupo Financiero Galicia S.A., where he will focus on executing the group's overall strategy.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183